[redacted]

09058107

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SEC Mail Processing Section
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

Miami (City) | Florida (State) | 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nuno Poppe - Telephone (305) 539-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Blvd. Suite 2800, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/24

OATH OR AFFIRMATION

I, NUNO POPPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer
Title

Notary Public

JEANNE L. FRIEND
Comm# DD0763118
Expires 5/9/2012
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated debt.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (0) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

E.S. FINANCIAL SERVICES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying statements of financial condition of E.S. Financial Services, Inc. (the Company), as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Certified Public Accountants
February 27, 2009

E.S. FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	5,587,858	5,017,684
Cash with clearing broker		265,252	107,228
Securities owned, at fair value		3,020,915	2,984,950
Deposit with clearing broker		25,000	25,000
Property and equipment, net		221,862	239,181
Other assets		332,293	322,222
Total assets	$	9,453,180	8,696,265
Liabilities and Stockholders' Equity			
Income tax payable to Espirito Santo Bank	$	381,860	534,503
Due to broker – failed to receive		224,078	102,688
Accrued expenses and other liabilities		479,885	339,152
Deferred tax liability		11,711	4,995
Subordinated debt		2,000,000	2,000,000
Total liabilities		3,097,534	2,981,338
Stockholders' equity:			
Common stock, $1.00 par value. Authorized 10,000 shares; issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	1,990,000
Retained earnings		4,355,646	3,714,927
Total stockholders' equity		6,355,646	5,714,927
Total liabilities and stockholders' equity	$	9,453,180	8,696,265

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2008 and 2007

		2008	2007
Revenue:			
Principal transactions	$	1,512,183	1,140,810
Commissions and fees		3,052,943	2,953,456
Interest income		158,709	279,388
Other income		83,189	97,159
Total revenue		4,807,024	4,470,813
Expenses:			
Employee compensation and benefits		1,126,753	1,020,962
Management fees		1,740,000	1,080,000
Occupancy and equipment		405,635	420,355
Communications		111,445	102,930
Interest		42,861	103,083
Commissions and clearing charges		87,600	106,450
Other		263,435	246,966
Total expenses		3,777,729	3,080,746
Income before income tax		1,029,295	1,390,067
Income tax expense		388,576	530,844
Net income	$	640,719	859,223

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2008 and 2007

	Common stock			Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares		Amount			
Balance, December 31, 2006	10,000	$	10,000	1,990,000	2,855,704	4,855,704
Net income	—		—	—	859,223	859,223
Balance, December 31, 2007	10,000		10,000	1,990,000	3,714,927	5,714,927
Net income	—		—	—	640,719	640,719
Balance, December 31, 2008	10,000	$	10,000	1,990,000	4,355,646	6,355,646

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Subordinated Debt

Years ended December 31, 2008 and 2007

		2008	2007
Subordinated debt, beginning of year	$	2,000,000	2,000,000
Activity during the year		—	—
Subordinated debt, end of year	$	2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	640,719	859,223
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax provision		6,716	(3,659)
Depreciation and amortization		34,948	44,569
Change in operating assets and liabilities:			
Due from broker – failed to deliver		—	76,675
Securities owned, net		(35,965)	2,433,625
Other assets		(10,071)	33,117
Income tax payable to Espirito Santo Bank		(152,643)	(87,401)
Due to broker – failed to receive		121,390	(1,594,716)
Accrued expenses and other liabilities		140,733	22,221
Net cash provided by operating activities		745,827	1,783,654
Cash flows from investing activity:			
Purchases of property and equipment		(17,629)	(8,156)
Net cash used in investing activity		(17,629)	(8,156)
Net increase in cash and cash equivalents		728,198	1,775,498
Cash and cash equivalents, beginning of year		5,124,912	3,349,414
Cash and cash equivalents, end of year	$	5,853,110	5,124,912
Supplemental disclosures of cash flow information:			
Interest paid	$	42,861	103,083
Income taxes paid		534,503	621,904

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Espirito Santo Bank (the Bank) owns 80.5% of the Company's common stock.

The Company provides its customers with transaction services. Revenue derived from these services is recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents.

(c) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have not reached their contractual settlement date are recorded on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within principal transactions.

(d) Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements, and is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(Continued)

(e) ***Principal Transactions***

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

(f) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) ***Income Taxes***

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

The Company periodically meets with its tax advisors in order to assess whether the Company has any material and uncertain tax positions. It was determined that there were no material uncertain tax positions as of December 31, 2008.

(h) ***Fair Value Measurements***

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

(i) ***Fair Value Option***

Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Statement No. 159 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of Statement No. 159 to any instruments during the year ended December 31, 2008.

(j) ***Recently Issued Accounting Pronouncements***

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* In December 2008, the FASB issued FASB Staff Position (FSP) No. FIN 48-3, *Effective date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* This FSP allows certain nonpublic enterprises to elect to defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the implementation of FIN 48 as permitted by the FSP. The Company does not anticipate a material impact on its financial position and results of operations as a result of adopting FIN 48.

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2008 and 2007, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $3,021,000 and $1,496,000, respectively, in a special reserve account.

(4) Securities Owned

The estimated fair value of securities owned at December 31, 2008 and 2007 is as follows:

		2008	2007
U.S. government securities	$	1,499,970	2,984,950
U.S. agency obligations		1,520,945	—
	$	3,020,915	2,984,950

Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Statement No. 157, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's assets measured at fair value on a recurring basis at December 31, 2008:

		Level 1	Level 2	Level 3
Assets:				
U.S. government securities	$	—	1,499,970	—
U.S. agency obligations		—	1,520,945	—
	$	—	3,020,915	—

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2008 and 2007:

		2008	2007	Estimated useful lives (in years)
Equipment	$	147,363	182,884	3 – 8
Furniture		186,355	133,606	3 – 8
Leasehold improvements		219,895	219,895	20
		553,613	536,385	
Accumulated depreciation and amortization		(331,751)	(297,204)	
	$	221,862	239,181	

Depreciation expense for the years ended December 31, 2008 and 2007 was $34,948 and $44,569, respectively.

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2008	2007
Assets:			
Cash and cash equivalents	$	4,324,084	1,410,662
Liabilities and stockholders' equity:			
Income tax payable to Espirito Santo Bank	$	381,860	534,503
Subordinated debt		2,000,000	2,000,000

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Bank extends credits to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income from these loans. Total margin loans recorded by the Bank amount to approximately $10.1 million and $10.5 million as of December 31, 2008 and 2007, respectively.

Related-party transactions included in the Company's results of operations for the years ended December 31, 2008 and 2007 are summarized as follows:

		2008	2007
Expenses:			
Interest	$	42,861	103,083
Management fees		1,740,000	1,080,000
Rent (included in occupancy and equipment)		102,975	121,659

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in 2014. The lease agreement contains two 5-year extensions, which management expects to utilize, but are not included in the minimum lease payment table. Future minimum lease payments under this lease as of December 31, 2008 are as follows:

Year ending December 31:		
2009	$	74,316
2010		74,316
2011		74,316
2012		74,316
2013		74,316
Thereafter		6,193
	$	377,773

Rental expense amounted to approximately $103,000 and $122,000 for the years ended December 31, 2008 and 2007, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2008 and 2007 represent notes with the Bank at the federal funds rate (0.25% at December 31, 2008 and 4.25% at December 31, 2007), maturing July 2, 2010.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Continued)

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

The Company contributed approximately $32,000 and $33,000 to the Plan in 2008 and 2007, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2008 and 2007, the Company had net capital of approximately $3,980,000 and $6,190,000, respectively, which is approximately $3,730,000 and $5,940,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 and 2007 is 0.27 to 1.00 and 0.16 to 1.00, respectively.

(11) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(Continued)

(12) Income Taxes

Income tax expense/benefit reflected in the statements of operations for the years ended December 31, 2008 and 2007 consists of:

		2008	2007
Current tax expense:			
U.S. federal	$	325,624	456,380
State and local		56,236	78,123
		381,860	534,503
Deferred tax expense (benefit):			
U.S. federal		5,734	(3,124)
State and local		982	(535)
		6,716	(3,659)
Income tax expense	$	388,576	530,844

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2008 and 2007 and the reported income tax expense is as follows:

		2008	2007
Federal income taxes at statutory tax rates	$	349,960	472,623
State income taxes, net of related federal benefit		37,764	51,208
Nondeductible expenses		852	7,013
Total income tax expense	$	388,576	530,844

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

		2008	2007
Deferred tax asset:			
Accrued expenses	$	17,761	25,965
Total gross deferred tax asset		17,761	25,965
Deferred tax liability:			
Property and equipment		29,472	30,960
Total gross deferred tax liability		29,472	30,960
Net deferred tax liability	$	(11,711)	(4,995)

(Continued)

There was no valuation allowance recorded for deferred tax assets as of December 31, 2008 and 2007. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Schedule I

E.S. FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2008

Computation of Net Capital

Total stockholder's equity	$	6,355,646
Subordinated debt		2,000,000
Total capital and allowable subordinated debt		8,355,646
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment		221,862
Other assets		332,293
Other deductions		3,782,938
Total deductions		4,337,093
Net capital before haircuts on securities positions		4,018,553
Haircuts on securities		34,034
Net capital	$	3,984,519

Computation of Aggregate Indebtedness

Items included in statements of financial condition:		
Income tax payable to Espirito Santo Bank	$	381,860
Due to broker – failed to receive		224,078
Accrued expenses and other liabilities		479,885
Total aggregate indebtedness	$	1,085,823

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	72,424
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		3,734,519
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness		3,875,937
Ratio of aggregate indebtedness to net capital		0.27 to 1.00

Note: See schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

E.S. FINANCIAL SERVICES, INC.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding
Unaudited Form X-17A-5, Part IIA Filing

December 31, 2008

Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	3,985,923
Adjustments		(1,404)
Net capital calculation pursuant to Rule 15c3-1	$	3,984,519

See accompanying independent auditors' report.

Schedule III

E.S. FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2008

Credit Balances		
Customers' securities failed to receive	$	224,078
Credit balances in firm accounts, which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		120,616
Total credit balances	$	344,694
Debit Balances		
Customers' securities failed to deliver	$	—
Total debit items	$	—
Reserve Computation		
Excess of total credits over total debits	$	344,694
Required deposit (105% of excess)		361,929
Amount held on deposit in "reserve bank account" as of December 31, 2008	$	3,020,915
Amount on deposit, including value of qualified securities		—
Amount on withdrawal		—
Net amount in reserve bank account after adding deposit and subtracting withdrawal	$	3,020,915

No significant differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule IV

E.S. FINANCIAL SERVICES, INC.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2008

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	—
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.		—

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements of E.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Certified Public Accountants
February 27, 2009

KPMG

E.S. FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)